SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 9, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on February 9, 2012.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 9 February 2012

ING nominates Yvonne van Rooy and Robert Reibestein as members of the Supervisory Board

ING announced today it will propose to the 2012 Annual General Meeting (AGM) the appointment of Yvonne van Rooy and Robert Reibestein to the Supervisory Board.

Yvonne van Rooy (1951, Dutch) is currently President of the Utrecht University. From 1986 to 1994 she was the State Secretary for Economic Affairs and Minister of Foreign Trade in two consecutive Dutch cabinets. Mrs. Van Rooy also served as a member of the Dutch Parliament and of the European Parliament. In addition, she is deputy Crown Member of the Sociaal-Economische Raad and Vice Chairman and secretary of the Supervisory Board of Bank Nederlandse Gemeenten.

Robert Reibestein (1956, Dutch) was senior partner of McKinsey & Company until 31 December 2011. For almost 30 years he served leading financial institutions in Europe and Asia. Mr Reibestein led McKinsey’s practice in Amsterdam, was then responsible for its Global Banking and Securities Practice and most recently he led McKinsey’s offices across Europe, Middle-East and Africa. He is also Chairman of the Supervisory Board of the Stichting Koninklijk Concertgebouworkest, Vice Chairman of Leiden University and member of the Board of the World Wildlife Fund.

Both candidates are nominated for appointment by the AGM, which will be held on 14 May 2012. The appointment of Yvonne van Rooy will be effective as of that date. Robert Reibestein’s appointment will be effective as of 1 January 2013 to comply with the independence criteria of the Dutch Corporate Governance Code.

The proposed appointments have been approved by the Dutch Central Bank (DNB).

Press enquiries	Investor enquiries
Carolien van der Giessen	ING Group Investor Relations
+31 20 541 6522	+31 20 541 5460
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 3Q2011 ING Group Interim Accounts. The Financial statements for 2011 are in progress and may be subject to adjustments from subsequent events. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (17) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: February 9, 2012